Filed Pursuant to Rule 424(b)(7)

Registration No. 333-288464

PROSPECTUS SUPPLEMENT NO. 2

(To Prospectus dated July 1, 2025)

EQT CORPORATION

25,229,166 Shares of Common Stock

This prospectus supplement supplements and amends the prospectus dated July 1, 2025 (the “Prospectus”) relating to the offering and resale by the selling shareholders identified therein (the “Selling Shareholders”) of up to 25,229,166 shares (the “offered shares”) of common stock, no par value (“Common Stock”), of EQT Corporation (“EQT”), from time to time in amounts, at prices and on terms that will be determined at the time of the applicable offering. EQT will not receive any of the proceeds from the sale of the offered shares.

This prospectus supplement is being filed solely to update the information contained in the table in the “Selling Shareholders” section of the Prospectus to reflect certain transfers described herein.

This prospectus supplement is not complete without, and may not be delivered or used except in combination with, the Prospectus and the other amendments or supplements thereto, including the prospectus supplement dated August 19, 2025 (“Prospectus Supplement No. 1”). This prospectus supplement updates and supplements the information in the Prospectus and Prospectus Supplement No. 1 and should be read in conjunction with the Prospectus and the other amendments or supplements thereto. If there is any inconsistency between the information in the Prospectus, as supplemented and amended by Prospectus Supplement No. 1, and this prospectus supplement, you should rely on the information in this prospectus supplement.

The Common Stock is listed on the New York Stock Exchange and trades under the symbol “EQT.” On December 11, 2025, the last reported sale price of the Common Stock was $56.07 per share.

Investing in the Common Stock involves risks. You should carefully read and consider the risk factors included in EQT’s periodic reports and other information that EQT files with the Securities and Exchange Commission (the “SEC”) before you invest in EQT’s securities. See “Risk Factors” on page 3 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 12, 2025.

SELLING SHAREHOLDERS

The following information is provided as of December 12, 2025 to update the “Selling Shareholders” section of the Prospectus, as supplemented and amended by Prospectus Supplement No. 1, to reflect the pro rata distribution by Olympus Energy Holdings LLC to its members of all of its 200,000 shares of Common Stock, as reflected in the table set forth below. Following such distribution, Olympus Energy Holdings LLC no longer owns any shares of Common Stock.

With respect to only the Selling Shareholders listed in the table below, the information set forth in the table below supersedes and replaces the information regarding such Selling Shareholders in the Prospectus, as supplemented and amended by Prospectus Supplement No. 1. Information regarding each of the Selling Shareholders listed in the table below is based on information provided by each of them as of the date of this prospectus supplement.

Information about the Selling Shareholders, including those listed below, may change over time. Since the date of the Prospectus, certain of the Selling Shareholders listed below have sold a portion of their shares of Common Stock registered thereunder and certain other Selling Shareholders may also have sold or otherwise transferred their shares of Common Stock registered thereunder. This prospectus supplement does not provide any updates with respect to any Selling Shareholders not listed in the table below, except for Olympus Energy Holdings LLC, which no longer owns any shares of Common Stock.

	Shares of Common Stock Beneficially Owned Prior to the Offering(1)			Shares of Common Stock Beneficially Owned After Completion of the Offering(1)
Name	Number of Shares	Percentage of Outstanding Shares(2)	Number of Shares of Common Stock Being Offered Hereby	Number of Shares	Percentage of Outstanding Shares(2)
HNP Holdco II LLC(3)	8,054,795	1.3	8,054,795	—	—
HNP Holdco L.P.(4)	10,372,452	1.7	10,372,452	—	—
Huntley & Huntley, Inc.(5)	44,382	*	44,382	—	—

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, pursuant to which a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to EQT’s knowledge, sole voting and investment power with respect to the indicated shares of Common Stock.

(2)	Based on 624,070,822 shares of Common Stock outstanding as of December 10, 2025.

(3)	HNP Holdco II LLC (“HNP Holdco II”) is managed by its members, all of which are entities controlled by Blackstone Inc. (“Blackstone”). The sole holder of the Series II preferred stock of Blackstone is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the securities directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such securities (other than HNP Holdco II to the extent of its direct holdings).

(4)	HNP Holdco GP LLC (“HNP GP”) is the general partner of HNP Holdco L.P. (“HNP Holdco”). Blackstone Management Associates VI L.L.C. is the sole member of HNP GP. BMA VI L.L.C. is the sole member of Blackstone Management Associates VI L.L.C. Blackstone Holdings III L.P. is the managing member of BMA VI L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. Blackstone is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the securities directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such securities (other than HNP Holdco to the extent of its direct holdings).

(5)	Keith Mangini and Michael Hillebrand, as the sole shareholders of this Selling Shareholder, have shared voting and investment power over the reported shares offered hereby.